File No. 2311-4
April 27, 2007
John Reynolds
Assistant Director
United States Securities and Exchange Commission
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Finance Corporation
Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A
Filed March 30, 2007
File No. 001-32845
Dear Mr. Reynolds:
     On behalf of our client, General Finance Corporation (“General Finance”), we are responding to the comments of the Staff of the Securities and Exchange Commission set forth in your letter, dated April 19, 2007, to Ronald F. Valenta of General Finance regarding the above-referenced preliminary Proxy Statement. As in our previous response letters, we have set forth below each of the Staff’s numbered comments, followed by General Finance’s response. Concurrently with the delivery of this letter, General Finance is filing via EDGAR Amendment No. 6 to Schedule 14A setting forth its amended preliminary Proxy Statement reflecting the changes made in response to the Staff’s comments, among other changes noted below. A copy of the amended preliminary Proxy Statement, marked to show changes, is enclosed for your convenience. (The enclosed copy excludes the financial statements and notes to financials appearing on pages F-14 through F-97, as well as the Annexes to the Proxy Statement, which have not changed from the versions included with Amendment No. 5.)
     References in this letter to the “Proxy Statement” mean the amended preliminary Proxy Statement contained in Amendment No. 6 to Schedule 14A. Unless otherwise indicated, all page references in this letter refer to such Proxy Statement. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.
     In addition to the changes made in response to the Staff’s comments, the Proxy Statement updates and supplements some of the information contained in the previous amended preliminary Proxy Statement. In General Finance’s view, none of the updated or supplemented information reflects a material change from the information in the previous amended preliminary Proxy Statement.

John Reynolds
April 27, 2007

     Unless otherwise noted in this letter, the information provided in response to your letter has been supplied by General Finance, which is solely responsible for it. General Finance has changed or supplemented some of the disclosures in the previous amended preliminary Proxy Statement in cooperation with the Staff’s comments; however, the changes reflected in the Proxy Statement, and any changes implemented in future filings should not be taken as an admission that the prior disclosures were in any way deficient.
     We have indicated in response to some of the Staff’s comments that General Finance believes no change in disclosure is appropriate, and stated the basis for its belief. We understand these Staff comments may be withdrawn or modified based on the additional explanation or information provided by General Finance.
General
1.	We note the amended fee calculation. Please reconcile the maximum aggregate value of the transaction with the disclosure that assuming the closing occurs on May 31, 2007, the aggregate acquisition consideration will be approximately $101.2 million. In addition, the prior fee is applicable for the prior maximum aggregate value of the transaction. The current fee would only apply to the addition to the prior maximum aggregate value of the transaction. Please revise the cover page accordingly and provide us supplementally with how the fee was calculated. We may have further comment.

We have set forth on the facing page of Amendment No. 6 the correct fee of $10,004.36, which is based upon the estimated aggregate transaction value of $101.2 million. Supplementally, the fee was calculated as follows: $9,672.80 per Amendment No. 4 based on the fee rate at that time applied to the maximum aggregate transaction value at that time of $90.4 million, plus an additional fee of $331.56, which was determined by applying the current fee rate of $30.70 per million to the excess of the maximum aggregate transaction value of $10.8 million over the previous maximum aggregate transaction value (i.e., $101.2 million minus $90.4 million). The additional fee of $331.56 has been paid by General Finance.

2.	We note that General Finance will only acquire 86.2% of RWA. In light of this revision to the structuring of the transaction, clarify the impact this has had upon the 80% test. It appears that the 80% valuation would only consist of the percent of the company that is being acquired by General Finance, in this case 86.2%. We may have further comment.

General Finance undertook in the Prospectus relating to its IPO that the “target business” in its initial business combination would have a fair market value equal to at least 80% of General Finance’s net assets “at the time of such business combination.” The 80% test, therefore, relates to the fair market value of the target business, and not to the value of General Finance’s ownership interest in the target

John Reynolds
April 27, 2007

business. We have, however, disclosed on pages viii, 25 and 60 of the Proxy Statement that at the low end of the range of Royal Wolf’s fair market value as determined by General Finance’s Board of Directors in both September 2006 and March 2007, the fair market value of General Finance’s 86.2% ownership interest in Royal Wolf also exceeds 80% of General Finance’s net assets.

3.	We note the removal of the prior acquisition agreements. It appears that many of the rights that will be assigned to General Finance were included in the initial agreement. It appears that these agreements should be included in the proxy statement. Please revise or explain why these agreements are no longer material. We may have further comment.

The original acquisition agreement was amended and restated in its entirety by the amended acquisition agreement included in the Proxy Statement, which we have clarified on pages iv, 3, 62 and elsewhere in the Proxy Statement. There also are no rights under the original acquisition agreement that will be assigned to General Finance. The rights referred to by the Staff are certain rights of Bison-GE under the amended acquisition agreement. We have clarified this previous reference on page 66 of the Proxy Statement. Since the original acquisition agreement has been superseded and is no longer operative in any respect, we have not included it in the Proxy Statement.

4.	Please fill in the blanks throughout the proxy statement, as previously requested. For example, provide the number of holders of record.

We have added on page 19 of the Proxy Statement the missing information regarding the record owners. We believe that there are no longer any blanks in the Proxy Statement.
Letter to Stockholders of General Finance
5.	We note that GFN Australasia is an indirect wholly-owned subsidiary. Clarify the indirect nature of ownership throughout the proxy statement.

As the Staff notes, and as described on pages ii and iv and elsewhere in the Proxy Statement, GFN Australasia is a wholly owned subsidiary of GFN Australasia Holdings Pty Ltd., which is a direct wholly owned subsidiary of General Finance as also disclosed. We have clarified this on pages ix, 3, 62 and elsewhere in the Proxy Statement.

6.	We reissue comment two of our letter dated March 16, 2007. Provide clear disclosure in this letter, in addition to throughout the proxy statement, regarding the steps required for conversion. In particular, focus upon the requirement that the shares be tendered prior to the meeting of shareholders. Clearly state the time and date when this must be completed.

John Reynolds
April 27, 2007

For the reasons explained in our March 30, 2007 letter, we believe that the conversion procedures proposed by General Finance were an improvement over the procedures used by other SPACs. General Finance is conscious, however, of the September 2007 deadline for obtaining stockholder approval of the Royal Wolf acquisition and of the Staff’s ongoing concerns about the conversion procedures. For these reasons and in light of the Staff’s comment and similar comments in paragraphs 11 through 22, below, General Finance has eliminated the former requirement that holders of “street name” shares “certificate” their shares. General Finance also has eliminated the requirement that stockholders tender their shares in advance of the special meeting, and there is no longer any deadline for tendering shares. We believe this is consistent with the procedures employed by other recent SPACs, including Equity Media Holdings Corp. (previously known as Coconut Palm Acquisition Corp.). The language that previously appeared throughout the Proxy Statement relating to these former requirements has been eliminated. See pages xiii and 32 of the Proxy Statement.
Questions and Answers About the Acquisition and the Special Meeting, page iv
The Following questions and Answers are of Interest to All Stockholders, page 5
7.	Please explain the reason for the removal of the information on page viii regarding management’s determination of valuation and the fact that some of the valuation calculations used resulted in valuation ranges below the 80% threshold or add back such disclosure. We may have further comment.

The former language the Staff refers to related to the valuation determinations of General Finance’s Board of Directors reached in connection with the September 12, 2006 original acquisition agreement. In connection with its approval of the March 29, 2007 amended acquisition agreement, the General Finance Board necessarily had to update its initial review and evaluation of the acquisition, and to determine the updated fair market value of RWA for purposes of the 80% test as of that time as required under General Finance’s IPO prospectus (see our response to comment 2, above). We previously omitted the language cited by the Staff, because only two measurements (out of nine total measurements) of the updated board valuations were below the 80% threshold at the low end of the range. In light of the Staff’s comment, however, and in light of our response to comment 40, below, we have restored an updated version of this previous language. See pages viii, 25 and 60 of the Proxy Statement.

John Reynolds
April 27, 2007

8.	We note that in response to comment three of our letter dated March 16, 2007 you indicate that the material consents were obtained in connection with the signing of the amended acquisition agreement. Provide clear disclosure throughout that this was a condition and clarify that this condition was met and state the date when the consents were obtained, rather than simply removing the condition. If there are any consents that have not yet been obtained that are a condition to the amended acquisition agreement they should be disclosed. We note that your supplemental response only refers to “material” consents. If a consent is a condition to the agreement, then it would appear to be material.

All required third-party consents, including the consent of ANZ, have been obtained in connection with Bison-GE’s purchase of RWA shares pursuant to the amended acquisition agreement, and no further or additional consents are needed with respect to General Finance’s purchase of Royal Wolf. Supplementally, we enclose a listing of the necessary consents and the respective dates on which they were obtained. Since there is no longer any condition relating to third-party consents, we believe that the supplemental information being provided to the Staff is not material to a reasonable stockholder’s understanding of the RWA acquisition proposal and have not included it in the Proxy Statement. We believe this is consistent with other proxy statement disclosures regarding this customary closing condition.

9.	In the response to the question, “[a]re there contractual conditions to completion of the acquisition?” Please provide the status of the negotiations with Bison Capital and ANZ here and elsewhere in the document as appropriate and update as necessary. These agreements should be included with the proxy statement.

We have added on pages ix, 9 and 65 a description of the status of the closing condition relating to Bison Capital and ANZ. As disclosed, ANZ and Bison Capital are in the process of preparing the subordination agreement referred to, which will be completed prior to the closing. Since the subordination agreement will merely memorialize the senior ranking of the ANZ debt over the subordinated debt to Bison-GE, we believe it is not material to a reasonable stockholder’s consideration and understanding of the acquisition and propose not to include it in the Proxy Statement. We will revisit the Staff’s comment, however, when the definitive subordination agreement is signed in order to confirm that it contains no information material to stockholders.

John Reynolds
April 27, 2007

10.	Update the status of review by the Treasurer of the Commonwealth of Australia.

We have restored on pages x and 12 of the Proxy Statement the former disclosure that the Australian Treasurer has issued its notice of nonobjection to the acquisition. The notice issued September 26, 2006 satisfies all Australian regulatory requirements.
The Following Questions and Answers are of Interest Primarily to Stockholders Who May Wish to Exercise their Conversion Rights, page xiii
11.	We reissue comment five of our letter dated March 16, 2007. We note the additional steps that must be taken if shares are held in street name. Provide a bulleted point step by step process for those shares held in street name that are electing conversion.

See our response to comment 6, above, which we believe renders moot this comment.

12.	We reissue comment seven of our letter dated March 16, 2007. We continue to note that certifications are being required indicating that the shareholders have held the shares since the record date and that they will continue to hold the shares through the closing of the acquisition. Provide the basis for this requirement and clarify how this is consistent with the Form S-1. We note that there was no specific reference in the Form S-1 to requiring certification that the shares will be held through the closing date. We may have further comment.

See our responses to comments 6 and 11, above. The Staff is correct that there was no specific reference in the General Finance Form S-1 to requiring converting stockholders to hold their shares through the closing date; however, the Form S-1 specifically contemplated that stockholders would have to follow “certain procedures,” which would include “instructions for the return of their stock.” In light, however, of the changed conversion election procedures described in response to comment 6, above, General Finance has eliminated any requirement that converting stockholders hold their shares through the closing.

13.	Provide clear disclosure in the proxy statement of the reasons for requiring these additional steps. Provide clear disclosure of the impact these additional steps will have upon the business combination. There will be an increased likelihood that the transaction will be completed, since these additional steps may result in the inability of shareholders to properly elect conversion or do so in the time frame provided. We may have further comment.

John Reynolds
April 27, 2007

See our responses to comments 6, 11 and 12, above.

14.	We reissue comment eight of our letter dated March 16, 2007. Provide a more detailed discussion of the steps required for holders in “street name” to exercise their conversion rights. Provide a detailed analysis as to the amount of time that will be required (consider providing a time range of the minimum and maximum time) for investors to complete each step necessary to complete the process required to elect conversion. Explain whether the minimum time provided to investors would be sufficient for an average investor to meet these steps. We may have further comment.

See our responses to comments 6 and 11, above.
15.	Given the various steps and parties involved, provide the basis for your conclusion, as indicated on page 33 of the proxy statement, that the process can be accomplished on a same-day basis. We may have further comment.

See our responses to comments 6 and 11, above.

16.	We partially reissue comment nine of our letter dated March 16, 2007. We continue to note that the shareholders will have to go through their broker or other agent to obtain the certification of shares and that this will impact the actual time frame for completing the process. Please revise the disclosure to take fully into account all steps and parties that will be involved in the certification process.

See our responses to comments 6 and 11, above.

17.	In response to the question “Is there a charge for following the conversion procedures?” on page xiv, please add the statement that there may be additional costs associated with the certification process, as indicated on page xiii. In addition, given the customary fee by the transfer agent, it is unclear why there “may be” a fee rather than there will be a fee. Please clarify or revise. Lastly, as previously requested in comment 11 of our letter dated March 16, 2007, clarify in the response to this question whether the broker may charge fees in addition to the fee from the transfer agent.

See our responses to comments 6 and 11, above. We note supplementally that it was not certain that a stockholder would bear any fees in connection with the previous conversion procedures. This was the reason for the use of the term “maybe,” which was accurate.

John Reynolds
April 27, 2007

18.	In response to the question “What conversion procedures are required if my shares are held in ‘street name,” please clearly indicate how the transfer agent can “greatly” assist with the process.

See our responses to comments 6 and 11, above. We have deleted this reference as part of the elimination of the former language relating to “certification” of street name shares. See page 33.

19.	We note your response to comment ten of our letter dated March 16, 2007, and we reissue the comment. Provide a detailed discussion of the risks to investors as a result of the change in the conversion terms and add a risk factor.

See our response to comments 6 and 11, above. We believe that there is no basis for including any risk factor regarding the conversion procedures that is not already contained in the Proxy Statement.

20.	We note your response to comment 12 of our letter dated March 16, 2007, and we reissue the comment. These additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Provide clear disclosure throughout the proxy statement.

See our response to comments 6, 11 and 19, above.

21.	We note your response to comment 13 of our letter dated March 16, 2007. Please direct us to the location in the proxy statement where you state “we are not aware if a fee would be associated with the alternative processes used by other SPACs.”

The language referred to actually appeared on page 33 (in the second full paragraph) rather than on page xiii as indicated in our prior response letter. We apologize for this incorrect reference. This prior language has been eliminated from the Proxy Statement as part of the changes referred to in our responses to comments 6 and 11, above.

22.	We reissue comment 13 of our letter dated March 16, 2007. Contrast your procedures for conversion with the conversion process of traditional SPACs.

See our response to comment 6, above. We believe that General Finance’s conversion procedures are now consistent with the conversion process of other SPACs, including Equity Media Holdings Corp. referred to in response to comment 6, above.

John Reynolds
April 27, 2007

23.	Update the estimated conversion amount per share as of the most recent practicable date. Clarify the market price as of the most recent practicable date. If the market price is less than the conversion price, clarify any potential risks.

We have updated in the letter to stockholders and on pages xiv, 7, 27 and 32 of the Proxy Statement the estimated conversion amount as of March 31, 2007, the most recent practicable date.
Risk Factors, page 20
24.	We note your response to comment 16 of our letter dated March 16, 2007. Please provide disclosure here and elsewhere as appropriate in the document that contrasts the previous 80% analysis and the current one and explains the reasons for the changes in the board’s 80% analysis. It is unclear how the restructured transaction resulted in a new valuation. In addition, the valuation at the time the board initially considered the transaction included ranges that fell below the 80% valuation. Therefore, we reissue comment 16 and ask that you add appropriate risk factor disclosure. We will have further comment.

We have added on page 59 of the Proxy Statement a discussion of the reasons for the increase in the valuation of Royal Wolf as of March 2007 compared to September 2006. As noted in our response to comment 7, above, we also have added on page 25 of the Proxy Statement a risk factor relating to General Finance’s valuation determinations.

25.	We note the financing of the purchase by the issuance to Bison Capital or affiliates of $15.76 million in principal of senior subordinated promissory notes. Add a risk factor discussing this increased indebtedness and the risk to the company and investors.

The Proxy Statement includes on pages 20 and 23 the risk factors relating to the indebtedness that will be assumed and incurred as part of the acquisition. We have revised the risk factor on page 23 to specifically address the risks relating to the Bison Capital financing. These risks also are referred to in the Summary on page vi. The terms of Royal Wolf’s existing ANZ indebtedness and the proposed senior subordinated debt financing were reflected in the pro forma financial information contained in Amendments Nos. 4 and 5, and continue to be reflected in the pro forma information included in the Proxy Statement. These terms are described in detail on pages 63 and 103 of the Proxy Statement.

John Reynolds
April 27, 2007

Consideration of the Acquisition, page 35
Background, page 35
Original Acquisition Agreement, page 35
26.	Clarify, if true, that you commenced contact with third parties immediately after the effectiveness of the registration statement but before completion of the IPO. Provide clear disclosure of all activities that occurred between the effectiveness of the registration statement and the completion of the IPO. We may have further comment.

As indicated in our March 30, 2007 response letter, we previously disclosed (see page 34 of the Proxy Statement) that General Finance commenced contacting, and was contacted by, various intermediaries, including CIBC, Inc., RBC Dain Rausher, Jump Securities LLC, and other parties named on page 34, following the effectiveness of its registration statement and prior to the closing of the sale of its IPO securities. Consistent, however, with the representations in its IPO prospectus, General Finance did not have any specific business combination under consideration, and neither General Finance nor anyone on its behalf contacted any prospective target business or had any discussions, formal or otherwise, with respect to a business combination transaction. We have added a statement to this effect on page 35 of the Proxy Statement.

27.	We note the unsolicited phone calls and voicemails prior to the effectiveness of the registration statement. Clarify whether any of these unsolicited parties were contacted after the effectiveness of the registration statement and whether any business opportunities were presented in these unsolicited contacts prior to the effectiveness of the registration statement.

We have clarified on page 34 of the Proxy Statement that there were no specific business opportunities identified in the unsolicited telephone calls or voicemail messages that were received prior to the effectiveness of the IPO registration statement, and that General Finance never returned any of these unsolicited calls or messages.

28.	We reissue comment 19 of our letter dated March 16, 2007. Clarify any and all contacts and communications, direct or indirect, undertaken from the time of the effectiveness of the registration statement and the completion of the IPO on April 10, 2007. We may have further comment.

See our response to comment 26, above.

John Reynolds
April 27, 2007

29.	Clarify whether Mr. Skinner, directly or indirectly, has or had any financial interest in RWA and whether Mr. Skinner has or will benefit, directly or indirectly, from the acquisition of RWA.

We have clarified on page 34 of the Proxy Statement that Mr. Skinner has no financial interest, directly or indirectly, in Royal Wolf, and will not benefit, directly or indirectly, from the acquisition of RWA.

30.	Clarify when Mr. Skinner served as a director of RWA.

We have disclosed on page 34 that Mr. Skinner served as a director of RWA from approximately 2002 until early 2004, just after RWA was sold in December 2003.

31.	We note the statement that Mr. Valenta has known Mr. Skinner for over 15 years. Clarify the nature of their acquaintance, as previously requested in comment 21 of our letter dated March 16, 2007. In addition, name the other employees of Royal Wolf, Inc. that Mr. Valenta was acquainted with. Clarify whether any of these employees had any involvement or interest, direct or indirect, in RWA. Clarify whether Mr. Valenta has any contacts or acquaintances with any other affiliates of either RWA or the former parent of RWA.

Supplementally, Mr. Valenta’s acquaintance with Mr. Skinner has been limited to polite conversations at industry and trade association meetings. Mr. Valenta was not acquainted with any other current or former Royal Wolf employee. Mr. Valenta is acquainted on a casual business basis with Ed Schneider, the Chairman of the Board of Triton Corporation (the ultimate parent of Royal Wolf Holdings). Mr. Valenta has never had any conversation with Mr. Schneider regarding RWA, and Mr. Schneider has had no direct or indirect involvement, and has no interest, in RWA or General Finance’s dealings with RWA. Mr. Valenta has not had any contacts and is not acquainted with any other affiliate of either RWA or the former parent of RWA.

32.	Please clarify the nature of Mr. Skinner’s affiliation with Triton Holdings and the time period of that affiliation.

As disclosed on page 34 of the Proxy Statement, Mr. Skinner is employed by Royal Wolf Holdings (not Royal Wolf, Inc., a subsidiary of Royal Wolf Holdings, as was stated in Amendment No. 5), which is a subsidiary of Triton Corporation. We also have disclosed on page 36 that Mr. Skinner has been employed by Royal Wolf Holdings since 2002.

John Reynolds
April 27, 2007

33.	On page 37 you state “[w]e are not aware if Mr. Skinner may have taken any actions regarding a possible transaction with us prior to or after his call to Mr. Baxter in March 2006 or Mr. Baxter’s telephone call to Mr. Valenta on April 11, 2006.” In the response to comment 22 of our letter dated March 16, 2007, you state “[w]e also have added the statement that neither Mr. Skinner nor Mr. Baxter took any steps or actions regarding a possible transaction between of Royal Wolf and General Finance.” Please reconcile or advise.

The statement in our April 11, 2007 letter was simply a more specific statement made in response to the Staff’s request for “clarification” of the previous statement made in our March 16, 2007 letter. The meaning that we intended to convey in both statements was the same; that is, that as far as General Finance knows, or can know, Mr. Skinner did not take any steps regarding a possible transaction. Supplementally, please be aware that Mr. Skinner has never been authorized or directed, directly or indirectly, by General Finance to act on its behalf in any capacity whatsoever, nor has anyone at General Finance ever spoken with Mr. Skinner regarding RWA. General Finance, therefore, cannot be responsible for any action, or inaction, on Mr. Skinner’s part.

34.	We note your response to comment 23 of our letter dated March 16, 2007; however we do not see the statement that there was no other relationship between Mr. Skinner and RWA than the director position prior to the management buyout in December 2003. Please add the statement or advise.

It is disclosed on page 34 of the Proxy Statement that Mr. Skinner was employed by Royal Wolf Holdings, the former U.S. parent company of RWA, and also was a director of RWA. These are the only relationships between Mr. Skinner and RWA that are known to General Finance. The additional reference to Mr. Skinner’s status as a former director of RWA was the “clarification” referred to in our response letter. We did not state in our response letter, and did not mean to imply, that the Proxy Statement stated affirmatively that there was no other relationship; however, in response to the Staff’s comments, we have now affirmed on page 36 of the Proxy Statement that there is no other relationship between Mr. Skinner and RWA.

John Reynolds
April 27, 2007

Amended Acquisition Agreement, page 39
35.	Clarify whether there is any relationship or affiliation between General Finance, its officers, or directors, and Bison Capital.

The Proxy Statement includes beginning on page 39 a discussion of the historical relationship between Bison Capital and its principals and Mr. Valenta involving the investment by Windward Capital Partners II, L.P. in Mobile Storage Group, Inc., Mr. Valenta’s former company. There is also disclosed on page 94 of the Proxy Statement the prior dealings between Mr. Valenta and Bison Capital and its affiliates. As also disclosed on page 94, except as described, General Finance had no prior application or relationship with Bison-GE or its affiliates, which would include Bison Capital. In light of the Staff’s comment, we have expanded this disclaimer on page 94 to extend to the officers and directors of General Finance.

36.	Provide a detailed discussion of the changes in the acquisition agreement. For example, discuss the change in the percent of the company being acquired and in the consideration being paid. It appears the company is paying more than the prior acquisition agreement for a smaller interest in the company. Provide clear disclosure throughout. We may have further comment.

We have added beginning on page 69 of the Proxy Statement a discussion of the principal changes, including the changes in the purchase price and General Finance’s percentage ownership of Royal Wolf. As you will see, the purchase price that Bison-GE paid for the RWA shares was equal to what General Finance would have paid under the September 12, 2006 acquisition agreement had General Finance acquired Royal Wolf on March 29, 2007. At the closing under the amended acquisition agreement, General Finance will pay this same price, plus $1.125 million, which equates to the $58.7 million described throughout the Proxy Statement, plus the $876,500 per month from March 29, 2007 until the closing. The $1.125 million plus $876,500 per month is the increased price exacted by Bison-GE and the management shareholders for participating in the delayed acquisition.

37.	Clarify the specific amount that Bison-GE paid for the 80% of RWA that it acquired. Clarify the amount that Bison-GE will be paid for these shares and clarify the approximate value of the shares to be issued to Bison-GE in this transaction.

We have clarified on page 62 of the Proxy Statement that Bison-GE paid approximately $45 million in cash for the 80% of RWA acquired by it in conjunction with the signing of the amended acquisition agreement. We also have

John Reynolds
April 27, 2007

clarified there that General Finance will pay Bison-GE this amount, plus the $1.125 million and its share of the $876,500 per month payable to the sellers from March 29, 2007 through the closing date. The balance of the purchase price of RWA shares will be paid to the management shareholders for their remaining RWA shares. Of the amount payable to Bison-GE, approximately $6.7 million will be paid by General Finance through the issuance to Bison-GE of 13.8% of the capital stock of GFN Australasia, which is the value of the GFN Australasia shares for this purpose. This value also has been disclosed on the first page of the letter to stockholders and pages ii, v, 3 and 62.

38.	Please describe the “recent developments and the current status of Royal Wolf s business and operations” as relayed to Mr. Johnson, indicated on page 41.

We have added disclosures beginning at the bottom of page 40 of the Proxy Statement consistent with earlier disclosures that Royal Wolf’s business has performed according to the projections previously provided to General Finance and that Royal Wolf has invested an additional $6.9 million into the rental fleet which they believe can be leased or deployed to further improve Royal Wolf’s operating results. This expected improvement in operating results is reflected in the projected results for Royal Wolf for the twelve months ending December 31, 2007.

39.	Please clarify the dollar reference for the number of containers in the tables on pages 42 and 48.

This dollar references were typographical errors and have been corrected.
Valuation Analyses, page 48
40.	The valuation analyses used by management when it initially decided to enter into the initial acquisition agreement should be included in the merger agreement. In addition, the disclosure regarding the valuation analyses that indicated ranges below the 80% valuation should be added back. The new valuation in light of the changes in the acquisition agreement should be in addition to the prior disclosure.

We have restored beginning on page 46 of the Proxy Statement the previous discussion, with minor edits, of the original valuation analyses. We also have retained the discussion of the updated valuation analyses with appropriate edits intended to avoid duplicating the same language contained in the discussion of the initial valuation analyses.

John Reynolds
April 27, 2007

41.	In light of the above comment, we reissue comment 25 of our letter dated March 16, 2007.

See our response to comment 7, above.

42.	Where the new valuation analysis is substantially greater than the prior valuation analysis, provide clear disclosure as to the reasons for the changes. We may have further comment.

We have explained on page 59 of the Proxy Statement the reasons for the higher valuations of Royal Wolf in March 2007 compared to September 2006. As you will see, the higher valuation relates primarily to the increased EBITDA of Royal Wolf for the twelve months ended December 31, 2006 compared to the historical results for the fiscal year ended June 30, 2006 and higher EBITDA projected for the twelve months ending December 31, 2007 compared to what was projected for the fiscal year ending June 30, 2007.

43.	Please explain the reference to $ 100.745 million aggregate consideration in the narrative immediately above the table and the reference to $85 million aggregate consideration in the table on page 49.

The reference in the table to $85 million should be $101.745 million as the Staff suggests. We have made this correction on page 55.
Unaudited Pro Forma Condensed Combined Financial Statements, page 65
44.	Please expand the notes to the pro forma financial statements to discuss the terms and conditions of the Royal Wolf stock option payouts, including the timing and whether the payments are being made by General Finance or Royal Wolf. Discuss the expected accounting treatment and the basis for the amounts shown on the pro forma balance sheets and income statements. Please explain whether the $3,250,000 amount on the income statements is expected to be recurring. If the amount is a nonrecurring charge resulting directly from the business combination and will be included in the income of the registrant within the twelve months following the transaction, remove the adjustments from the income statements, disclose the item in a note and clearly indicate it was not included.

The stock option payouts have been or will be made by RWA, and this liability has been reflected in the unaudited RWA balance sheet as of December 31, 2006 (see response to comment 48, below) as a result of the realization event caused by Bison-GE’s purchase of approximately 80% of the capital stock of RWA.

John Reynolds
April 27, 2007

Therefore, these stock option payouts are no longer a pro forma adjustment. The unaudited interim financial statements for the six months ended and at December 31, 2006 disclose this accounting treatment, and it is also discussed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Royal Wolf.” See pages F-13 and 95.
Beneficial Ownership of Securities, page 110
45.	Disclose the control person(s) for each entity listed in the beneficial ownership table.

We have added in footnote 7 on page 118 a disclosure to the effect that Mr. Pielago may be deemed to be a control person of the Valenta Irrevocable Trust.

46.	We note the disclosure in footnote seven that the trust was established for Mr. Valenta’s wife, any future wife and descendants. It appears that Mr. Valenta should include these shares in the amount attributable to him in the beneficial ownership shares. Refer to Securities Act Release No. 33-48 19 (“a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children”).

Mr. Valenta does not beneficially own the shares held by the trust. Item 403 of Regulation S-K provides that the definition of beneficial ownership for completing the stockholder table is the definition of beneficial ownership under Rule 13d-3 of the Exchange Act. (We note that Securities Act Release No. 4819 referred to by the Staff addresses beneficial ownership for purposes of reporting under Section 16(a) under the Securities Exchange Act, not Rule 13d-3.) Under Rule 13d-3, a person beneficially owns shares if the person has, or shares, voting or investment power with respect to the shares. We note that the General Finance shares are not held by, or in the name of, Mr. Valenta’s spouse or children. They are held by Olawalu Holdings LLC, which is owned by the trust. The trust, itself, is irrevocable and has an independent trustee. Neither Mr. Valenta nor his wife or children have, or share, voting or investment power with respect to the shares, which we have clarified in footnote 7 on page 118.

Supplementally, we also note that neither Mr. Valenta nor his spouse or children has any right to acquire ownership of any of the shares held in the trust.

John Reynolds
April 27, 2007

47.	We note the exclusion of the warrants. It appears that the warrants will be exercisable immediately upon the completion of the acquisition. In light of this, please explain the basis for exclusion, as this would appear to be within 60 days of the mailing of the proxy statement.

The warrants are not exercisable unless the acquisition is completed, which is not certain to happen within 60 days, or at all. Although Rule 13d-3(d)(1) deems a person to be the beneficial owner when he has the current right to acquire the underlying securities within the next 60 days, “[a] right that may be exercised only upon the occurrence of a condition that is beyond the control of its holder generally does not confer beneficial ownership of the underlying security” until the condition has been satisfied.” See Romeo and Dye’s The Section 16 Deskbook, at § II.F.3, page 123 (Jan. 2007) (emphasis added). Such conditions include closing conditions in an acquisition in a merger, which “will be deemed not to occur until the merger has closed and the articles of merger have been filed.” See Section 16 Deskbook at § II.F.3. Accordingly, it would not be appropriate at this time to include the warrants in the table.
Financial Statements, page F-1
48.	Please note the financial statement updating requirements of Item 8 of Form 20-F.

The financial statement updating requirements of Item 8 of Form 20-F, consisting of the six-month period ending and at December 31, 2006, including the comparable December 31, 2005 period, has been included. In addition, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Royal Wolf,” as well the tables in the “RWA Selected Historical Consolidated Financial Information,” have been updated to reflect financial data from these unaudited periods. See pages F-1 through F-13, 15, 16 and 95 through 98.

John Reynolds
April 27, 2007

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     As before, please address all questions and comments regarding the foregoing to me at our address set forth above or at (310) 789-1259.

Very truly yours,
/s/ Dale E. Short

DES:tms